Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

SkyWest, Inc. (“we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act, as amended: our common stock.

Description of Common Stock

The following is a summary of the general terms of our common stock. This description is not complete and is subject to, and qualified in its entirety by reference to, our Restated Articles of Incorporation (“Restated Articles”) and Amended and Restated Bylaws (“Bylaws”), copies of which are exhibits to this Annual Report on Form 10-K.

General

As of December 31, 2019, our authorized capital stock consisted of 120,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.

Listing

Our common stock trades on the Nasdaq Global Select Market under the symbol “SKYW.”

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters that shareholders may vote on at all meetings of our shareholders. The holders of our common stock do not have cumulative voting rights.

Dividends

Subject to the rights of the holders of any outstanding shares of our preferred stock, each holder of our common stock has equal ratable rights to dividends from funds legally available therefor, if, as and when declared by our board of directors. The declaration and payment of all dividends, however, is subject to the discretion of our board of directors.

Liquidation Rights

In the event of our liquidation or dissolution or the winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts, if any, due to holders of our preferred stock.

Other Rights

The holders of our common stock do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto.

Fully Paid

All the outstanding shares of our common stock are fully paid and nonassessable.

Anti-Takeover Effects of Utah Law and the Restated Articles and Bylaws

Utah Control Shares Acquisitions Act

The Utah Control Shares Acquisitions Act (the “Control Shares Act”) provides that any person or entity that acquires “control shares” of an “issuing public corporation” in a “control share acquisition” is denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the issuing public corporation elects to restore such voting rights. The Control Shares Act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation for the Control Shares Act, would bring its voting power following such acquisition within any of the following three ranges of all voting power of the issuing public corporation: (i) 1/5 or more but less than  1/3; (ii) 1/3 or more but less than a majority; or (iii) a majority or more. An “issuing public corporation” is any Utah corporation that (a) has 100 or more shareholders, (b) has its principal place of business, principal office or substantial assets within the State of Utah and (c) has more than 10% of its shareholders resident in the State of Utah, more than 10% of its shares owned by Utah residents, or 10,000 shareholders resident in the State of Utah. A “control share acquisition” is generally defined as the direct or indirect acquisition (including through a series of acquisitions) of either ownership or voting power associated with issued and outstanding control shares.

Under the Control Shares Act, a person or entity that acquires control shares pursuant to a control share acquisition acquires voting rights with respect to those shares only to the extent granted by resolution approved by each voting group entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group, excluding all interested shares. The acquiring person may file an “acquiring person statement” with the issuing public corporation setting forth the number of shares of the issuing public corporation owned (directly or indirectly) by the acquiring person and each other member of the group and certain other specified information. Upon delivering the statement together with an undertaking to pay the issuing public corporation’s expenses of a special shareholders’ meeting, the issuing public corporation is required to call a special shareholders’ meeting for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control shares acquisition. If no request for a special meeting is made, the voting rights to be accorded the control shares are to be presented at the issuing public corporation’s next special or annual meeting of shareholders. If either (i) the acquiring person does not file an acquiring person statement with the issuing public corporation or (ii) the shareholders do not vote to restore voting rights to the control shares, the issuing public corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares from the acquiring person at fair market value. Our Restated Articles and Bylaws do not currently provide for such a redemption right. Unless otherwise provided in the articles of incorporation or bylaws of an issuing public corporation, all shareholders are entitled to dissenters’ rights if the control shares are accorded full voting rights and the acquiring person has obtained majority or more control shares. Our Restated Articles and Bylaws do not currently deny such dissenters’ rights.

The directors or shareholders of a corporation may elect to exempt the stock of the corporation from the provisions of the Control Shares Act through adoption of a provision to that effect in the corporation’s articles of incorporation or bylaws. To be effective, such an exemption must be adopted prior to the control shares acquisition. We have not yet taken any such action.

The provisions of the Control Shares Act may discourage individuals or entities interested in acquiring a significant interest in or control of us.

Undesignated Preferred Stock

The ability of our board of directors, without action by the shareholders, to issue up to 5,000,000 shares of undesignated preferred stock with preferences as designated by our board of directors could impede the success of any attempt to change control of us.

Shareholder Meetings

The Bylaws provide that a special meeting of shareholders may be called only by our chief executive officer, president or board of directors, or by the holders of not less than one-tenth (1/10) of all of the shares entitled to vote on any issue to be considered at the proposed special meeting .

Requirements for Advance Notification of Shareholder Nominations and Proposals

The Bylaws establish advance notice procedures with respect to shareholder proposals to be brought before a shareholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or the chairman of the board of directors.

Shareholders Not Entitled to Cumulative Voting

The Restated Articles do not permit shareholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Zions First National Bank, N.A., Salt Lake City, Utah.